UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2022

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (September 05, 2022)

Exhibit 99.2	TotalEnergies' right of reply to Le Monde (September 9, 2022)

Exhibit 99.3	Disclosure of Transactions in Own Shares (September 12, 2022)

Exhibit 99.4	Research: TotalEnergies and the Technical University of Denmark Create a Center of Excellence in Decarbonized Energies (September 13, 2022)

Exhibit 99.5	Iraq: TotalEnergies sells its non-operated interest in the Sarsang oil field (September 15, 2022)

Exhibit 99.6	Oman: TotalEnergies signs Exploration and Production Sharing Agreement for onshore Block 11 (September 16, 2022)

Exhibit 99.7	Argentina: Launch of the Fenix Offshore Gas Project (September 19, 2022)

Exhibit 99.8	Disclosure of Transactions in Own Shares (September 19, 2022)

Exhibit 99.9	Qatar: TotalEnergies Selected as QatarEnergy’s First Partner in the North Field South LNG project (September 24, 2022)

Exhibit 99.10	Grandpuits Zero-Crude Platform: TotalEnergies and SARIA Join Forces to Produce Sustainable Aviation Fuels (September 26, 2022)

Exhibit 99.11	Disclosure of Transactions in Own Shares (September 26, 2022)

Exhibit 99.12	TotalEnergies Energy Outlook 2022 (September 27, 2022)

Exhibit 99.13	2022 Strategy & Outlook Presentation (September 28, 2022)

Exhibit 99.14	Disclosure of Transactions in Own Shares (September 28, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: September 30, 2022	By:	/s/ Marie-Sophie Wolkenstein
Name: Marie-Sophie Wolkenstein
Title: Company Treasurer